Exhibit 1.2

(Merrill Lynch Logo)

Confirmation of Forward Stock Sale Transaction

May 17, 2006
To:	Great Plains Energy Incorporated (“Counterparty”) 1201 Walnut Street Kansas City, Missouri 64106 Attention: Mr. Michael Cline, Treasurer and Chief Risk Officer
From:	Merrill Lynch Financial Markets, Inc. (“Merrill Lynch”) 4 World Financial Center 5th FL New York, New York 10080 Attention: Corporate Derivatives Tel: (212) 449-6763 Fax: (212) 738-1069
 _________________________________________________________________________
Dear Sir or Madam,
The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction entered into between Counterparty and Merrill Lynch, through its agent Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Agent”),on the Trade Date specified below (the “Transaction”).  This Confirmation constitutes a “Confirmation” both on behalf of Merrill Lynch, as referred to in the ISDA Master Agreement specified below, and on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent of Merrill Lynch.
1.             The definitions and provisions contained in the 2000 ISDA Definitions (the “2000 Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “2002 Definitions” and, together with the 2000 Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), are incorporated into this Confirmation (including Annex A hereto).  In the event of any inconsistency between the 2000 Definitions and the 2002 Definitions, the 2002 Definitions will govern.  In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.  The Transaction shall be deemed to be a Share Forward Transaction within the meaning set forth in the 2002 Definitions.
This Confirmation shall supplement, form a part of and be subject to an agreement (the “Agreement”) in the form of the 1992 ISDA Master Agreement (Multicurrency – Cross Border) (the “ISDA Form”), as published by the International Swaps and Derivatives Association, Inc., as if Merrill Lynch and Counterparty had executed the ISDA Form on the date hereof (without any Schedule thereto, other than elections that (i) Second Method and Loss will apply to payments upon early termination, (ii) Termination Currency means United States Dollars and (iii) the “Automatic Early Termination” provisions of Section 6(a) of the Agreement will not apply to Counterparty but will apply to Merrill Lynch).  All provisions contained in the Agreement are incorporated into and shall govern this Confirmation except as expressly modified below.  This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction and replaces any previous agreement between us with respect to the subject matter hereof.

This Confirmation, together with all other confirmations or agreements between us referencing the Agreement, shall be deemed to supplement, form part of and be subject to the same, single Agreement.
If there exists any ISDA Master Agreement between Merrill Lynch and Counterparty or any confirmation or other agreement between Merrill Lynch and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between Merrill Lynch and Counterparty, then notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which Merrill Lynch and Counterparty are parties, the Transaction shall not be considered a Transaction under, or otherwise governed by, such existing or deemed ISDA Master Agreement.
2.    The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:
Trade Date:	May 17, 2006
Effective Date:	May 23, 2006
Maturity Date:	May 23, 2007
Seller:	Counterparty
Buyer:	Merrill Lynch
Shares:	Common stock, no par value per share, of Counterparty (the “Issuer”) (Exchange symbol: “GXP”).
Number of Shares:	Initially, 1,755,000, as shall be reduced on each Relevant Settlement Date (as defined under “Settlement Terms” below) by the number of Settlement Shares to which the related Valuation Date relates.
Prepayment:	Not Applicable
Variable Obligation:	Not Applicable
Forward Price:
On the Effective Date, USD 26.6062 per share, and on any day thereafter, the product of the Forward Price as of the immediately preceding calendar day and
1 + the Daily Rate * (1/360),
as such amount shall be reduced from time to time as the result of each Scheduled Reduction.

Daily Rate:	For any day, (i) USD-Federal Funds Rate for such day minus (ii) the Spread.
USD-Federal Funds Rate:	For any day, the rate displayed for such day on the page “FEDL01” on the BLOOMBERG

	Professional Service, or any successor page; provided that if no rate appears on any day on such page, the rate for the immediately preceding day on which a rate appears shall be used for such day.
Spread:	As defined in Annex A hereto.
Scheduled Reduction:	On each Scheduled Reduction Date, the Forward Price shall be reduced by an amount equal to the Scheduled Reduction Amount for such Scheduled Reduction Date.
Scheduled Reduction Dates:	Each of the dates listed in the table below.
Scheduled Reduction Amount:	For each Scheduled Reduction Date, the amount set forth opposite such Scheduled Reduction Date in the table below.
	Scheduled Reduction Date	Scheduled Reduction Amount (USD)
	May 25, 2006	0.415
	August 25, 2006	0.415
	November 27, 2006	0.415
	February 23, 2007	0.415

Merrill Lynch’s Initial Hedge:
Upon the execution of this Confirmation, Merrill Lynch (or an affiliate of Merrill Lynch) shall establish Merrill Lynch’s initial hedge of the price and market risk under the Transaction by selling Shares in the Registered Offering.

Registered Offering:	The offering of Shares to establish Merrill Lynch’s Initial Hedge pursuant to the Underwriting Agreement.
Exchange:	The New York Stock Exchange
Related Exchange(s):	All Exchanges
Valuation:
Designation of Valuation Date(s):
Subject to “Extraordinary Events–Early Valuation” below, Counterparty may designate up to three Scheduled Trading Days following the Effective Date and to and including the Maturity Date to be Valuation Dates (each, a “Valuation Date”) by delivering to Merrill Lynch a written notice for each Valuation Date (a “Settlement Notice”) that satisfies the Settlement Notice Requirements set forth below no later than the applicable Settlement

Method Election Date, which notice shall also specify (i) the number of Shares (the “Settlement Shares”) to which such Valuation Date relates (not to exceed the number of Undesignated Shares as of the date of such Settlement Notice and not less than the lesser of 500,000 Shares and the number of Undesignated Shares as of such date) and (ii) the Settlement Method for the related Relevant Settlement Date; provided that (A) Counterparty may not designate a Valuation Date that occurs during an Averaging Period relating to another Valuation Date; (B) if the applicable Settlement Method is Net Share Settlement or Cash Settlement, any Valuation Date may be deferred or may be moved earlier, as the case may be, at Merrill Lynch’s sole discretion if the date on which Merrill Lynch completes the unwind of its hedge of the Transaction with respect to the Settlement Shares to which such Valuation Date relates differs from the Valuation Date designated by Counterparty (provided that any deferral by Merrill Lynch may not exceed the period required to purchase Shares necessary to unwind its hedge in a manner consistent with the provisions of Rule 10b-18 under the Exchange Act, as if such provisions were applicable to such purchases); (C) if the number of Undesignated Shares as of the Maturity Date is not zero, then the Maturity Date shall be a Valuation Date and the number of Settlement Shares to which such Valuation Date relates shall be the number of Undesignated Shares as of the Maturity Date (provided that if the Maturity Date occurs during any Averaging Period, then the provisions set forth below opposite “Early Valuation” shall apply as if the Maturity Date were the Early Valuation Date); and (D) Section 6.6 of the 2002 Definitions shall not apply to any Valuation Date.

Undesignated Shares:	As of any date, the number of Shares with respect to which no Valuation Date has been designated prior to such date.
Averaging Dates:
With respect to any Cash Settlement Payment Date or Net Physical Settlement Date, each day on which Merrill Lynch (or its agent or affiliate) purchases Shares in the market in connection with the related Valuation Date.

Averaging Period:
With respect to any Cash Settlement Payment Date or Net Physical Settlement Date, the period starting on the Scheduled Trading Day immediately following the day on which the Settlement Notice designating the related Valuation Date is delivered to Merrill Lynch and ending on such Valuation Date.
Averaging Date Disruption:	Not applicable.
Settlement Price:
For any Valuation Date relating to a Cash Settlement Payment Date or Net Physical Settlement Date, the weighted average price of the purchases of Shares made by Merrill Lynch (or its agent or affiliate) during the Averaging Period relating to such Cash Settlement Payment Date or Net Physical Settlement Date, plus USD0.02.

Unwind Activities:
The times and prices at which Merrill Lynch (or its agent or affiliate) purchases any Shares during any Averaging Period shall be at Merrill Lynch’s sole discretion.  Without limiting the generality of the foregoing, if at any time Merrill Lynch determines based on the advice of counsel that any such purchases of Shares may raise material risks under applicable securities laws, Merrill Lynch (or its agent or affiliate) may suspend any such purchases of Shares, and Merrill Lynch shall notify Counterparty that it has received such advice from its counsel.

Settlement Terms:
Settlement Method Election:
Applicable; provided that (i) Net Physical Settlement (as defined below) shall be deemed to be included as an additional settlement method under Section 7.1 of the 2002 Definitions and (ii) Counterparty may elect Cash Settlement or Net Physical Settlement only if Counterparty represents and warrants to Merrill Lynch in the Settlement Notice containing such election that as of the date of such Settlement Notice, Counterparty is not aware of any material nonpublic information concerning itself or the Shares and is electing the settlement method and designating the Valuation Date specified in such Settlement Notice in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

Default Settlement Method:	Physical Settlement
Settlement Notice Requirements:
Notwithstanding any other provisions hereof, a Settlement Notice delivered by Counterparty will not be effective to establish a Settlement Date unless Counterparty represents in such Settlement Notice that it has complied with the agreement set forth in clause (iii) under “Additional Representations and Warranties of Counterparty” in Section 3(b) of this Confirmation.

Notwithstanding any other provisions hereof, a Settlement Notice delivered by Counterparty that specifies Cash Settlement or Net Physical Settlement will not be effective to establish a Valuation Date or require Cash Settlement or Net Physical Settlement (as applicable) unless Counterparty delivers to Merrill Lynch with such Settlement Notice a representation signed by Counterparty substantially in the following form: “As of the date of this Settlement Notice, Great Plains Energy Incorporated is not aware of any material nonpublic information concerning itself or the Shares, and is designating the date contained herein as a Valuation Date in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.”

Electing Party:	Counterparty
Settlement Method Election Date:
With respect to any Valuation Date designated by Counterparty, if Physical Settlement is elected, the fifth Scheduled Trading Day immediately preceding such Valuation Date, or if Cash Settlement or Net Physical Settlement is elected, the 30th Scheduled Trading Day immediately preceding such Valuation Date.

Number of Shares to be Delivered:
Notwithstanding Section 9.5(b) of the 2002 Definitions, the Number of Shares to be Delivered in respect of any Settlement Date shall be the number of Settlement Shares to which the related Valuation Date relates.

Number of Shares:	Solely for purposes of Section 9.2(a)(i) of the 2002 Definitions, for any Settlement Date, the “Number of Shares” shall be the number of Settlement Shares to which the related Valuation Date relates.
Settlement Date:	The Valuation Date.
Forward Cash Settlement Amount:
Notwithstanding Section 8.5(c) of the 2002 Definitions, the Forward Cash Settlement Amount in respect of any Valuation Date relating to a Cash Settlement Payment Date shall be equal to (i) the number of Settlement Shares to which such Valuation Date relates multiplied by (ii) an amount equal to the Settlement Price for such Valuation Date minus the Relevant Forward Price for such Valuation Date.

Relevant Forward Price:	For any Valuation Date relating to a Cash Settlement Payment Date or a Net Physical Settlement Date, the Forward Price on the first day of the Averaging Period, as reduced during the Averaging Period as the result of any Scheduled Reduction.
Net Physical Settlement:
On any Net Physical Settlement Date, if the Net Physical Settlement Amount for the related Valuation Date is greater than zero, Counterparty shall deliver a number of Shares equal to such Net Physical Settlement Amount to Merrill Lynch, and if the Net Physical Settlement Amount for the related Valuation Date is less than zero, Merrill Lynch shall deliver a number of Shares equal to the absolute value of such Net Physical Settlement Amount to Counterparty.

Net Physical Settlement Amount:
For any Valuation Date relating to a Net Physical Settlement Date, an amount equal to the product of (i) the Number of Settlement Shares to which such Valuation Date relates and (ii) one minus a fraction, the numerator of which is the Relevant Forward Price for such Valuation Date and the denominator of which is the Settlement Price for such Valuation Date.

Net Physical Settlement Date:	If Net Physical Settlement applies, the date that follows the related Valuation Date by one Settlement Cycle.
Settlement Cycle:	Three Clearance System Business Days.
Clearance System Business Day:
In respect of a Clearance System, any day on which such Clearance System is (or, but for the occurrence of a Settlement Disruption Event, would have been) open for the acceptance and execution of settlement instructions.

Settlement Disruption Event:	In respect of a Share, an event beyond the control of the parties as a result of which the relevant Clearance System cannot clear the transfer of such Share.
Relevant Settlement Date:	Any Settlement Date, Cash Settlement Payment Date or Net Physical Settlement Date.
Settlement Currency:	USD
Share Adjustments:
Potential Adjustment Events:
If an event or circumstance that would otherwise constitute or give rise to a Potential Adjustment Event also constitutes an Acceleration Event, it will be treated as an Acceleration Event if Merrill Lynch specifies an Early Valuation Date in respect of such event of circumstance.

Method of Adjustment:	Calculation Agent Adjustment
Extraordinary Events:
Extraordinary Events:
In lieu of the applicable provisions contained in Article 12 of the 2002 Definitions, the consequences of any applicable Extraordinary Event (including, for the avoidance of doubt, any applicable Additional Disruption Event) shall be as specified opposite “Early Valuation” below or in Section 3(h) hereof, as the case may be.

Merger Event:	The approval by the board of directors of Counterparty of any action that, if consummated, would constitute a “Merger Event” as defined in Section 12.1(b) of the 2002 Definitions.
Early Valuation:
Notwithstanding anything to the contrary herein, in the Agreement or in the 2002 Definitions, at any time following the occurrence of a Stock Borrow Event or a Distribution Event, Merrill Lynch shall have the right, and at any time following the occurrence of an ISDA Event, either party shall have the right, in either case to designate any Scheduled Trading Day to be the “Early Valuation Date”.

If the Early Valuation Date occurs on a date that is not during an Averaging Period, then the Early Valuation Date shall be a Valuation Date, the number of Settlement Shares to which such Valuation Date relates shall be the Number of Shares on the Early Valuation Date and Physical Settlement shall apply to the related Relevant Settlement Date; provided that Merrill Lynch may in its sole discretion elect to permit Counterparty to elect Cash Settlement or Net Physical Settlement.

If the Early Valuation Date occurs during an Averaging Period, then (i) (A) the Valuation Date relating to such Averaging Period shall be accelerated to the Early Valuation Date, (B) the Settlement Method previously elected by Counterparty for the related Relevant Settlement Date shall apply to such Relevant Settlement Date and (C) the number of Settlement Shares to which such Valuation Date relates shall be the number of Unwound Shares for such Averaging Period on the Early Valuation Date, and (ii) (A) the Early Valuation Date shall be a Valuation Date, (B) Physical Settlement shall apply to the related Relevant Settlement Date (provided that Merrill Lynch may in its sole discretion elect that Settlement Method elected by Counterparty for

	such Relevant Settlement Date shall apply) and (C) the number of Settlement Shares to which such Valuation Date relates shall be the number of Remaining Shares on the Early Valuation Date.
Acceleration Event:	Any Stock Borrow Event, Distribution Event or ISDA Event shall be an Acceleration Event.
Stock Borrow Event:	As defined in Annex A hereto.
Distribution Event:
On any day following the Trade Date, (A) Counterparty declares any cash dividend on the Shares that, when aggregated with any previous cash dividend on the Shares for which the ex-dividend date occurs following the Trade Date but preceding such day, exceeds the Maximum Distribution Amount for such day or (B) Counterparty declares a distribution, issue or dividend to existing holders of the Shares of a type described in Section 11.2(e)(ii)(C), Section 11.2(e)(ii)(D), Section 11.2(e)(iii) (in the case of Section 11.2(e)(iii), other than any dividend on the Shares paid solely in cash) or Section 11.2(e)(vi) of the 2002 Definitions, in each case as determined by Merrill Lynch.

Maximum Distribution Amount:	For any day, the amount set forth opposite the period that includes such day in the table below:
	Period	Maximum Distribution Amount (USD)
	Trade Date to May 24, 2006	$0.00
	May 25, 2006 to August 24, 2006	$0.415
	August 25, 2006 to November 26, 2006	$0.83
	November 27, 2006 to February 22, 2007	$1.245
	February 23, 2007 to Maturity Date	$1.66
ISDA Event:
The occurrence of any event as a result of which Merrill Lynch or Counterparty has the right to designate an Early Termination Date pursuant to Section 6 of the Agreement, or the occurrence of any Merger Event, Nationalization, Delisting, or Change in Law.

Remaining Shares:	On any day, the Number of Shares as of such day minus, if such day is during an Averaging Period, the Unwound Shares for such Averaging Period on such day.
Unwound Shares:
For any Averaging Period on any day, the aggregate number of Shares with respect to which Merrill Lynch has unwound its hedge of the Transaction in connection with the related Valuation Date as of the close of the regular trading session on the Exchange on such day.

Additional Disruption Events:
Change in Law:	Applicable
Non-Reliance:	Applicable
Agreements and Acknowledgments Regarding Hedging Activities:	Applicable
Additional Acknowledgments:	Applicable
Credit Support Documents:	None. The parties hereto acknowledge that the Transaction is not secured by any collateral that would otherwise secure the obligations of Counterparty herein or pursuant to the Agreement.
Account Details:
Payments to Merrill Lynch:	Merrill Lynch to provide.
Payments to Counterparty:	Counterparty to provide.
Delivery of Shares to Merrill Lynch:	Merrill Lynch to provide.
Office:	Merrill Lynch is acting through its New York Office for the purposes of the Transaction; Counterparty is not a Multibranch Party.
Calculation Agent:	Merrill Lynch. The Calculation Agent will have no responsibility for good faith errors or omissions in any determination under the Transaction.

3.    Other Provisions:

(a)    Conditions to Effectiveness:

    The effectiveness of this Confirmation on the Effective Date shall be subject to the following conditions:

(i)
the representations and warranties of Counterparty contained in the Underwriting Agreement dated the date hereof among Counterparty, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Representatives of the several Underwriters (the “Underwriting Agreement”) and any certificate delivered pursuant thereto by Counterparty shall be true and correct on the Effective Date as if made as of the Effective Date,

(ii)	Counterparty shall have performed all of the obligations required to be performed by it under the Underwriting Agreement on or prior to the Effective Date,

(iii)	all of the conditions set forth in Section 4 of the Underwriting Agreement shall have been satisfied,

(iv)	all of the representations and warranties of Counterparty hereunder and under the Agreement shall be true and correct on the Effective Date as if made as of the Effective Date, and

(v)	Counterparty shall have performed all of the obligations required to be performed by it hereunder and under the Agreement on or prior to the Effective Date.

(b)                 Additional Representations and Warranties of Counterparty:
Counterparty hereby represents and warrants to Merrill Lynch that:
(i)
Any Shares, when issued and delivered in accordance with the terms of the Transaction, will be duly authorized and validly issued, fully paid and nonassessable, and the issuance thereof will not be subject to any preemptive or similar rights.

(ii)
Counterparty has reserved and will keep available, free from preemptive rights, out of its authorized but unissued Shares, solely for the purpose of issuance upon settlement of the Transaction as herein provided, the full number of Shares as shall then be issuable upon settlement of the Transaction.

(iii)
Prior to any Settlement Date or Net Physical Settlement Date, the Shares to be delivered on such Settlement Date or Net Physical Settlement Date shall have been approved for listing on the Exchange, subject to official notice of issuance.

(iv)
Counterparty is not entering into this Confirmation to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares).

(v)	Counterparty is an “eligible contract participant” as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended.

(vi)
Counterparty is not in possession of any material non-public information regarding itself or the Shares.  Counterparty is entering into this Confirmation and the Transaction in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act.  Counterparty has not entered into or altered any hedging transaction relating to the Shares corresponding to or offsetting the Transaction.

(vii)
During any Averaging Period, Counterparty does not have, and shall not attempt to exert, any influence over how, when, whether or at what price to effect any purchase of Shares by Merrill Lynch (or its agent or affiliate) in connection with the related Valuation Date.

(viii)
Counterparty is, and shall be as of the date of any payment or delivery by Counterparty hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than its liabilities and with capital sufficient to carry on the businesses in which it engages.

(c)    Covenants of Counterparty:
(i)
Counterparty acknowledges and agrees that any Shares delivered by Counterparty to Merrill Lynch on any Settlement Date or Net Physical Settlement Date when delivered by Merrill Lynch (or an affiliate of Merrill Lynch) to securities lenders from whom Merrill Lynch (or an affiliate of Merrill Lynch) borrowed Shares in connection with hedging its exposure to the Transaction in accordance with the Interpretive Letter described below, will be freely saleable without further registration or other restrictions under the Securities Act of 1933, as amended, in the hands of those securities lenders, irrespective of whether any such stock loan is effected by Merrill Lynch or an affiliate of Merrill Lynch.  Accordingly, subject to Section 3(f)(i) below, Counterparty agrees that any Shares so delivered will not bear a restrictive legend and will be deposited in, and the delivery thereof shall be effected through the facilities of, the Clearance System.

(ii)
Counterparty agrees that Counterparty shall not enter into or alter any hedging transaction relating to the Shares corresponding to or offsetting the Transaction.  Counterparty also acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation or the Agreement must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c) under the Exchange Act.  Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act, and no such amendment, modification, waiver or termination shall be made at any time at which Seller or any officer, director, general partner, manager or similar person of Seller is aware of any material non-public information regarding Counterparty or the Shares.

(iii)
Counterparty shall, upon obtaining knowledge of the occurrence of any event that would, with the giving of notice, the passage of time or the satisfaction of any condition, constitute an Event of Default, a Potential Event of Default, a Termination Event in respect of which Counterparty is an Affected Party, a Potential Adjustment Event, an Extraordinary Event or an Acceleration Event, notify Merrill Lynch within one Scheduled Trading Day of such occurrence.

(iv)
Counterparty shall notify Merrill Lynch immediately of Counterparty’s intention to repurchase any Shares if, immediately following such repurchase, the Number of Shares as of such time would be equal to or greater than 4.9% of the number of then-outstanding Shares.  Counterparty shall not take any such action unless a period of fifteen (15) Exchange Business Days shall have elapsed after receipt of such notice by Merrill Lynch and Merrill Lynch shall not have objected in writing to such action during such period.

(v)
Neither Counterparty nor any of its affiliates shall take any action that would cause any purchases of Shares by Merrill Lynch or any of its affiliates in connection with any Cash Settlement or Net Physical Settlement of this

Transaction not to meet the requirements of the safe harbor provided by Rule 10b-18 under the Exchange Act if such purchases were made by Counterparty.
(vi)
Counterparty will not engage in any “distribution” (as defined in Regulation M under the Exchange Act) during any period starting on the first day of any Averaging Period and ending on the first Exchange Business Day immediately following the last day of such Averaging Period.

(vii)
In addition to any other requirements set forth herein, Counterparty agrees that it shall not have the right to elect Cash Settlement or Net Physical Settlement if Merrill Lynch notifies Counterparty that, in the reasonable judgment of Merrill Lynch, such Cash Settlement or Net Physical Settlement or the related purchases of Shares by Merrill Lynch (or its agent or affiliate) may raise material risks under applicable securities laws, including without limitation because such purchases, if effected by Counterparty, would not qualify for applicable safe harbors under applicable securities laws (including, without limitation, the safe harbor provided by Rule 10b-18 under the Exchange Act).

(viii)
During any Averaging Period, Counterparty shall not communicate, directly or indirectly, any material nonpublic information concerning itself or the Shares or purchases of Shares by Merrill Lynch (or its agent or affiliate) to any Relevant Merrill Lynch Personnel (as defined below).  “Relevant Merrill Lynch Personnel” means any employee of Merrill Lynch or any affiliate that is effecting purchases for Merrill Lynch or an affiliate thereof.

(d)           Interpretive Letter:
The parties intend for this Confirmation to constitute a “Contract” as described in the letter dated October 6, 2003 submitted by Robert W. Reeder and Leslie N. Silverman to Paula Dubberly of the staff of the Securities and Exchange Commission (the “Staff”) to which the Staff responded in an interpretive letter dated October 9, 2003.
(e)           10b5-1:
The parties intend for any Cash Settlement or Net Physical Settlement to comply with the requirements of Rule 10b5-1(c)(1)(i)(A) under the Exchange Act and this Confirmation to constitute a binding contract or instruction satisfying the requirements of 10b5-1(c) and to be interpreted to comply with the requirements of Rule 10b5-1(c).
(f)           Covenants of Merrill Lynch:
(i)
Merrill Lynch shall use any Shares delivered by the Counterparty pursuant to this Confirmation to return to securities lenders to close out borrowings created by Merrill Lynch or an affiliate of Merrill Lynch in connection with hedging its exposure to this Confirmation and consistent with the requirements of the Interpretive Letter described above.

(ii)
In connection with bids and purchases by Merrill Lynch of Shares if Cash Settlement or Net Physical Settlement is elected, Merrill Lynch or an affiliate of Merrill Lynch shall use reasonable efforts to comply, or cause compliance, with the provisions of Rule 10b-18 under the Exchange Act, as if such provisions were applicable to such purchases.

(iii)	Merrill Lynch shall notify Counterparty of the commencement of any Averaging Period at least One Schedule Trading Day prior to such commencement, and within One Schedule Trading Day of the termination of any Averaging Period.

(g)           Securities Contract:
The parties hereto acknowledge and agree that Merrill Lynch is a “stockbroker” within the meaning of Section 101 (53A) of Title 11 of the United States Code (the “Bankruptcy Code”). The parties hereto further recognize that the Transaction is a “securities contract”, as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protection of, among other provisions, Sections 555 and 362(b)(6) of the Bankruptcy Code, and that each payment or delivery of cash, Shares or other property or assets hereunder is a “settlement payment” within the meaning of Section 741(8) of the Bankruptcy Code.
(h)           Insolvency Filing:
Notwithstanding anything to the contrary herein, in the Agreement or in the 2002 Definitions, upon the occurrence of an Insolvency Filing, an Insolvency or an Event of Default of the type described in Section 5(a)(vii) of the Agreement with respect to Counterparty (a “Bankruptcy”), the Transaction shall automatically terminate on the date of such occurrence without further liability of either party under this Confirmation to the other party (except for any liability in respect of any breach of representation or covenant by a party under this Confirmation prior to the date of such Insolvency Filing or Bankruptcy).
(i)           Restricted Shares:
If Counterparty is unable to comply with the covenant of Counterparty contained in Section 3(c)(i) above because of a change in law or a change in interpretation or the policy of the Securities and Exchange Commission or its staff, or Merrill Lynch otherwise determines in its reasonable opinion that any Shares to be delivered to Merrill Lynch by Counterparty may not be freely returned by Merrill Lynch to securities lenders as described under the covenant of Counterparty contained in Section 3(c)(i) above, then the Calculation Agent may, in consultation with Counterparty, make adjustments to the terms of the Transaction to preserve the economic intent of the parties, including adjustments to the Forward Price to reflect any lack of liquidity in restricted Shares, and the parties shall work together in good faith to effect settlement of the Transaction in a commercially reasonable manner and in compliance with applicable law and regulations.

(j)           Maximum Share Delivery:

Notwithstanding any other provision of this Confirmation, in no event will Counterparty be required to deliver in the aggregate hereunder more than the Number of Shares (as of the Trade Date) to Merrill Lynch.
(k)           Treatment in Bankruptcy:
Merrill Lynch agrees that in the event of the bankruptcy of Counterparty, Merrill Lynch shall not have rights or assert a claim that is senior in priority to the rights and claims available to the shareholders of the common stock of Counterparty.
(l)            Beneficial Ownership:
Notwithstanding anything to the contrary in the Agreement or this Confirmation, in no event shall Merrill Lynch be entitled to receive, or shall be deemed to receive, any Shares if, upon such receipt of such Shares by Merrill Lynch, the “beneficial ownership” (within the meaning of Section 16 of the Exchange Act and the rules promulgated thereunder) of it and its affiliates would be equal to or greater than 4.9% or more of the outstanding Shares.  If any delivery owed to Merrill Lynch hereunder is not made, in whole or in part, as a result of this provision, Counterparty’s obligation to make such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Exchange Business Day after, Merrill Lynch gives notice to Counterparty that such delivery would not result in Merrill Lynch directly or indirectly so beneficially owning in excess of 4.9% of the outstanding Shares.
(m)           Non-Confidentiality:
The parties hereby agree that (i) effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind, including opinions or other tax analyses, provided by Merrill Lynch and its affiliates to Counterparty relating to such tax treatment and tax structure; provided that the foregoing does not constitute an authorization to disclose the identity of Merrill Lynch or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information, and (ii) Merrill Lynch does not assert any claim of proprietary ownership in respect of any description contained herein or therein relating to the use of any entities, plans or arrangements to give rise to a particular United States federal income tax treatment for Counterparty.
(n)           Indemnification:
Counterparty agrees to indemnify and hold harmless Merrill Lynch, its affiliates, their respective directors, officers, employees, agents, advisors, brokers and representatives and each person who controls Merrill Lynch or its affiliates within the meaning of either the Securities Act or the Exchange Act against any third-party losses, claims, damages, liabilities (whether direct or indirect, in contract, tort or otherwise) or expenses, joint or several, to which any indemnified party may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such third-party losses, claims, damages, liabilities or expenses (or actions, claims, investigations or proceedings in respect thereof, whether commenced or threatened) (i) arise out of or relate to (A) actions or failures to act by Counterparty or (B) actions or failures to act by an indemnified party with the consent or upon the direction of Counterparty or (ii) otherwise arise out of or relate to the Transaction or any related transactions, provided that this clause (ii) shall not apply to the extent, but only to the extent, that any losses, claims, damages, liabilities or expenses of an indemnified party have resulted primarily from the gross negligence or wilful misconduct of such indemnified party in which case Merrill Lynch shall indemnify Counterparty for any losses, claims, damages, liabilities (whether direct or indirect, in contract, tort or otherwise) or expenses which Counterparty may suffer as a result of such indemnified parties’ gross negligence or wilful misconduct.  Counterparty agrees to reimburse promptly each such indemnified party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damages, liability, expense or action.  This indemnity agreement will be in addition to any liability which Counterparty may otherwise have.
(o)           Legal Proceedings:

Counterparty shall not, without the prior written consent of Merrill Lynch, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability arising from such proceeding.
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    (a)    Limitation of Setoff:
For purposes of this Transaction and for the avoidance of doubt, Merrill Lynch waives any right of set-off, recoupment or close-out netting that it may be entitled to under any ISDA Master Agreement relating to this Transaction or any applicable law.
    (b)    Tax Representations.  None.
    (c)    Miscellaneous:
(i)	Addresses for Notices.

For all communications:

	Address:	Merrill Lynch Financial Markets, Inc.
4 World Financial Center, 17th Floor
New York, New York 10080
	Attention:	Manager of Equity Documentation
	Facsimile No.:	(917) 778-0835
	Telephone No.:	(212) 449-1951

and

	Address:	Merrill Lynch & Co., Inc.
Merrill Lynch World Headquarters
4 World Financial Center, 5th Floor
New York, New York 10080
	Attention:	Equity Linked COO
	Facsimile No.:	(212) 738-1801
	Telephone No.:	(212) 449-8637

With a copy to:

	Address:	Merrill Lynch & Co., Inc.
Merrill Lynch World Headquarters
4 World Financial Center, 21st Floor
New York, New York 10080
	Attention:	Head of Americas Credit Risk Management

and

	Address:	GMI Counsel
Merrill Lynch World Headquarters
4 World Financial Center, 5th Floor
New York, New York 10080
	Attention:	Equity Legal

Designated responsible employee for the purposes of Section 12(a)(iii) of the Agreement: Gary Rosenblum

Address for notices or communications to Counterparty:

Address:	1201 Walnut Street
Kansas City, Missouri 64106
Attention:	Mr. Michael Cline
Title:	Treasurer and Chief Risk Officer
Facsimile No.:	(816) 556-2622
Telephone No.:	(816) 556-2992

(ii)	The date and time of the Transaction will be furnished by Merrill Lynch to Counterparty upon written request by Counterparty.
(iii)
Waiver of Right to Trial by Jury.  Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Confirmation.  Each party (A) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit action or proceeding, seek to enforce the foregoing waiver and (B) acknowledges that it and the other party have been induced to enter into this Confirmation by, among other things, the mutual waivers and certifications in this Section.

(iv)
THE AGREEMENT AND EACH CONFIRMATION THEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE.  EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK.

(v)
This Confirmation is not intended and shall not be construed to create any rights in any person other than Counterparty, Merrill Lynch and their respective successors and assigns and no other person shall assert any rights as third-party beneficiary hereunder.  Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party.  All the covenants and agreements herein contained by or on behalf of Counterparty and Merrill Lynch shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not.

(vi)	Any provision of this Confirmation may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(d)       Matters Relating to Merrill Lynch:
Transfer:
Merrill Lynch may assign and delegate its rights and obligations under this Transaction (the “Transferred Obligations”) to any subsidiary of Merrill Lynch & Co. (“ML & Co.” or the “Assignee”) by notice specifying the effective date of such transfer (“TransferEffective Date”) and including an executed acceptance and assumption by the Assignee of the Transferred Obligations; provided that (i)

Counterparty will not, as a result of such transfer, be required to pay to the Assignee an amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) of the Agreement (except in respect of interest under Section 2(e), 6(d)(ii), or 6(e)) greater than the amount in respect of which Counterparty would have been required to pay to Merrill Lynch in the absence of such transfer; and (ii) the Assignee will not, as a result of such transfer, be required to withhold or deduct on account of a Tax under Section 2(d)(i) of the Agreement (except in respect of interest under Section 2(e), 6(d)(ii), or 6(e)) an amount in excess of that which Merrill Lynch would have been required to withhold or deduct in the absence of such transfer, unless the Assignee would be required to make additional payments pursuant to Section 2(d)(i)(4) of the Agreement corresponding to such excess.

On the Transfer Effective Date, (a) Merrill Lynch shall be released from all obligations and liabilities arising under the Transferred Obligations; and (b) if Merrill Lynch has not assigned and delegated its rights and obligations under the Agreement and all Transactions thereunder, the Transferred Obligations shall cease to be a Transaction under the Agreement and shall be deemed to be a Transaction under the master agreement, if any, between Assignee and Counterparty, provided that, if at such time Assignee and Counterparty have not entered into a master agreement, Assignee and Counterparty shall be deemed to have entered into an ISDA form of Master Agreement (Multicurrency-Cross Border) with a Schedule substantially in the form of the Schedule to the Agreement but amended to reflect the name of the Assignee and the address for notices and any amended representations under Part 2 of the Agreement as may be specified in the notice of transfer.

Certain Important Information:
Merrill Lynch is an OTC Derivatives Dealer registered with the U.S. Securities and Exchange Commission (SEC).  Applicable SEC rules require us to provide you with the following information regarding SEC regulation of OTC Derivatives Dealers: Merrill Lynch is exempt from the provisions of the Securities Investor Protection Act of 1970 (SIPA), including membership in the Securities Investor Protection Corporation (SIPC). Therefore, your Merrill Lynch account is not covered by SIPA protection.  Except as otherwise agreed in writing by you and us, Merrill Lynch may repledge and otherwise use in its business collateral you have pledged to Merrill Lynch under the Agreement.

Collateral you have pledged to Merrill Lynch will not be subject to the requirements of Securities Exchange Act Rules: 8c-1 and 15c2-1 regarding hypothecation of collateral; 15c3-2 regarding free credit balances; or 15c3-3 regarding custody of securities and calculations of a reserve formula applicable to a fully regulated SEC registered broker or dealer.  In the event of Merrill Lynch’s failure (by insolvency or otherwise), you would likely be considered to be an unsecured creditor of Merrill Lynch as to any collateral pledged to Merrill Lynch under the Agreement.

Merrill Lynch is incorporated in Delaware and is a direct, wholly-owned subsidiary of ML & Co. Merrill Lynch has entered into this transaction as principal through Merrill Lynch, Pierce, Fenner & Smith Incorporated as its agent.  The time of this Transaction shall be notified to the Counterparty upon request.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to telecopier No. (917) 778-0835.

(Merrill Lynch Logo)

Very truly yours, MERRILL LYNCH FINANCIAL MARKETS, INC.

By:	/s/ Rhonda Garguilo
Name: Rhonda Garguilo
Title:

Confirmed as of the date first written above:

GREAT PLAINS ENERGY INCORPORATED

By:	/s/ Michael W. Cline
Name: Michael W. Cline
Title: Treasurer and Chief Risk Officer

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